Filed by The NASDAQ OMX Group, Inc.

(Commission File No. 000-32651)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

NYSE Euronext

(Commission File No. 001-33392)

PRESS RELEASE

IntercontinentalExchange

Media and Investor Contact:

Kelly Loeffler

+ 1 770 857 4726

kelly.loeffler@theice.com

NASDAQ OMX

Media: Frank De Maria +1 212 231 5183 frank.demaria@nasdaqomx.com	Investor: Vincent Palmiere +1 301 978 5242 vincent.palmiere@nasdaqomx.com

NASDAQ OMX Group and IntercontinentalExchange

Issue Letter to NYSE Euronext Stockholders

NEW YORK, NY and ATLANTA, GA – May 9, 2011 – NASDAQ OMX (NDAQ) and IntercontinentalExchange (ICE) today issued the following letter to NYSE Euronext stockholders:

What’s the Rush?

- Why are NYSE Euronext stockholders being asked to approve a high-risk, low-value transaction without all of the facts?

- Why is your board rushing you into a vote?

- And why are they refusing to even meet with NASDAQ OMX and ICE to explore a clearly financially superior alternative?

Stockholders of NYSE Euronext who own shares as of today will be eligible to vote on the proposed Deutsche Boerse transaction. But both NYSE Euronext and Deutsche Boerse have made clear in public filings and interviews that they are not expected to have definitive information regarding their EU competition status until year-end or later. Yet your Board has set the stockholder meeting date for approval of the combination for July 7th, 2011.

Dominique Cerutti told reporters in Brussels that it could take “maybe twelve” months, or until March 2012, to win EU regulatory approval. (Dominique Cerutti, deputy CEO of NYSE Euronext, Bloomberg, “NYSE Deputy Chief Expects ‘Intense’ Deutsche Boerse Review,” February 22, 2011.)

Furthermore, NYSE Euronext’s CEO has publicly admitted that there are significant regulatory challenges facing the proposed Deutsche Boerse transaction.

“I think both deals have some risk attendant to it . . . there’s no question about it. I think on our side it’s obvious that if you look at what the envisioned Newco would be, we certainly have a lot of work to do with the competition authorities in Brussels....” (Duncan Niederauer, CEO of NYSE Euronext, CNBC Interview, April 11, 2011.)

As a stockholder of NYSE Euronext, you won’t know on July 7th whether regulatory approvals for the Deutsche Boerse transaction can be obtained or, even if obtained, the conditions or remedies regulators may require in order for the transaction to close, which may reduce the value of the combined organization. But if the proposed Deutsche Boerse transaction is approved by stockholders, it would be impossible to consider our financially superior proposal.

What you know today, however, is that without any engagement with NASDAQ OMX and ICE on their financially superior proposal, your Board has rushed to judgment without making available all of the facts that you, the ultimate owners of NYSE Euronext, require in order to make an informed decision. NYSE Euronext’s actions reflect corporate governance at its worst and falls far short of the governance standards they recommend for listed companies.

NYSE Euronext’s website states under the governance section:

“To best serve its stockholders… NYSE Euronext has created a governance structure that reflects the highest standards of independence, oversight and transparency. We are committed to leading by example, and serving as a model for our industry…”

You, the stockholders to whom this statement refers, have the right to be asking why, in spite of the clear superiority of the proposal that NASDAQ OMX and ICE have made to acquire NYSE Euronext, Jan-Michiel Hessels and your Board are stonewalling us by refusing to even meet, and are instead trying to force through an uncertain transaction that is worth $1 billion less to NYSE stockholders.

The ICE/NASDAQ Proposal Is Superior

•	Based on May 5, 2011 prices, the value of the NASDAQ OMX /ICE offer is $1 billion greater, or $4.10 more per share than the proposed Deutsche Boerse transaction.

•

NYSE Euronext management has already cost stockholders over $1 billion because they only “found” $100 million in “new” synergies after the Deutsche Boerse transaction was negotiated. Are these synergies real, and should you own more than 40% of their value?

•

NASDAQ OMX and ICE have requested access to NYSE Euronext financial information, consistent with the opportunity allowed to Deutsche Boerse in finalizing their agreement, in order to affirm the benefits of our proposal to you as stockholders.

•

Our proposal also goes further to protect the NYSE Euronext stockholders than the proposed Deutsche Boerse transaction by offering a $350 million reverse breakup fee in the event we fail to obtain antitrust approvals. The fee underlines the belief we have in the compelling nature of our proposal, the confidence we have in our ability to deal with any regulatory concerns and to provide reassurance of the seriousness of our proposal. The proposed Deutsche Boerse transaction offers no break-up fee if antitrust approvals are not received.

•

NASDAQ OMX and ICE have worked to advance their own competition reviews as expeditiously as possible. Faced with a year-long review and serious competition issues in Europe for the proposed Deutsche Boerse transaction, NYSE Euronext stockholders are being asked to take a leap of faith by voting for the proposed Deutsche Boerse transaction on July 7th.

•

NYSE Euronext management’s claims of execution risk on our proposal are a red herring. Our companies have a proven infrastructure and management teams, and the two businesses to be split up (LIFFE and the cash equities business) already operate independently.

•	ICE and NASDAQ OMX are faster-growing companies than Deutsche Boerse, with better-performing share prices and much more successful track records of integrating acquisitions.

So what’s the rush …?

•

NYSE Euronext management is attempting to divert attention from its own challenging regulatory approvals by rushing you through the stockholder approval process – all while refusing even to discuss with us the regulatory approvals they cited in summarily rejecting our proposal.

•

The NYSE Euronext proxy statement with respect to the proposed Deutsche Boerse transaction notes that “regulatory conditions may not be satisfied until months after expiration of the offer,” and its own executives have signaled that it may take until March 31, 2012 to obtain these approvals.

•

NYSE Euronext and Deutsche Boerse do not expect to obtain affirmative EU approvals – which when and if obtained may come with unknown conditions – until months after the scheduled date of the stockholder meeting. This for a transaction the NYSE Euronext CEO has admitted faces regulatory challenges in Europe!

The NYSE Euronext Board has rushed to its own judgment without a willingness to consider the facts available to them – don’t let them railroad you into the clearly inferior Deutsche Boerse transaction without all the information you need in order to make an informed decision as the ultimate owners of NYSE Euronext. Demand of your Board that they meet with us, and at the same time ask them, “What’s the rush?”

Additional Details

Other supporting information related to this proposal are available on http://www.nasdaq.com/deal and http://ir.theice.com

About NASDAQ OMX

The NASDAQ OMX Group, Inc. is the world’s largest exchange company. It delivers trading, exchange technology and public company services across six continents, with approximately 3,600 listed companies. NASDAQ OMX offers multiple capital raising solutions to companies around the globe, including its U.S. listings market, NASDAQ OMX Nordic, NASDAQ OMX Baltic, NASDAQ OMX First North, and the U.S. 144A sector. The company offers trading across multiple asset classes including equities, derivatives, debt, commodities, structured products and exchange-traded funds. NASDAQ OMX technology supports the operations of over 70 exchanges, clearing organizations and central securities depositories in more than 50 countries. NASDAQ OMX Nordic and NASDAQ OMX Baltic are not legal entities but describe the common offering from NASDAQ OMX exchanges in Helsinki, Copenhagen, Stockholm, Iceland, Tallinn, Riga, and Vilnius. For more information about NASDAQ OMX, visit http://www.nasdaqomx.com. *Please follow NASDAQ OMX on Facebook (http://www.facebook.com/pages/NASDAQ-OMX/108167527653) and Twitter (http://www.twitter.com/nasdaqomx).

About IntercontinentalExchange

IntercontinentalExchange (NYSE:ICE) is a leading operator of regulated futures exchanges and over-the-counter markets for agricultural, credit, currency, emissions, energy and equity index contracts. ICE Futures Europe hosts trade in half of the world’s crude and refined oil futures. ICE Futures U.S. and ICE Futures Canada list agricultural, currencies and Russell Index markets. ICE is also a leading operator of central clearing services for the futures and over-the-counter markets, with five regulated clearing houses across North America and Europe. ICE serves customers in more than 70 countries. www.theice.com

The following are trademarks of IntercontinentalExchange, Inc. and/or its affiliated companies: IntercontinentalExchange, ICE, ICE and block design, ICE Futures Europe and ICE Clear Europe. All other trademarks are the property of their respective owners. For more information regarding registered trademarks owned by IntercontinentalExchange, Inc. and/or its affiliated companies, see https://www.theice.com/terms.jhtml

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of common stock of NYSE Euronext.

This material is not a substitute for the tender offer statement, registration statements, offer to exchange/prospectuses and other documents that are intended to be filed with the SEC by NASDAQ OMX, ICE and their affiliates regarding an exchange offer for shares of common stock of NYSE Euronext. Nor is this material a substitute for the joint proxy statement/prospectuses or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENTS, OFFER TO EXCHANGE/PROSPECTUSES AND OTHER EXCHANGE OFFER DOCUMENTS NASDAQ OMX, ICE AND THEIR AFFILIATES WILL FILE WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE, AND THE PROXY STATEMENT/PROSPECTUSES REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. All such documents, when filed, are available free of charge at the SEC’s website (http://www.sec.gov) or by directing a request, in the case of NASDAQ OMX’s filings, to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations or, in the case of ICE’s filings, to ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, if and when it becomes available, and the other relevant documents filed with the SEC.

ICE-CORP